On October 19, 2007, Fidelity Florida Municipal Income Fund, a series of Fidelity Court Street Trust, transferred all of its shares to Fidelity Municipal Income Fund, a series of Fidelity Municipal Trust, solely in exchange for shares of Fidelity Municipal Income Fund and the assumption by Fidelity Municipal Income Fund of Fidelity Florida Municipal Income Funds liabilities, and such shares of Fidelity Municipal Income Fund were distributed constructively to shareholders of Fidelity Florida Municipal Income Fund in complete liquidation and termination of Fidelity Florida Municipal Income Fund. The transaction was approved by the Board on March 15, 2007 and by shareholders of Fidelity Florida Municipal Income Fund on September 19, 2007.